Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com

October 18, 2005

United States
Securities and Exchange Commission
Attention:     Jeffrey Shady

Re:       Omni Medical Holdings, Inc.
          Information Statement on Schedule 14C
          Filed August 8, 2005
          File No. 0-26177
          Letter of Securities and Exchange Commission under date of August 17, 2005

Dear Mr. Shady:

          In accordance with our telephone conversation, I wish to advise you that Omni Medical Holdings, Inc., a Utah corporation ("Omni" or the "Company"), has decided not to amend its Articles of Incorporation to increase its authorized capital at this time. The reasons for this decision are that:

          (i) The Company does not have the audited financial statements for one of the companies that it acquired;

          (ii) It cannot currently obtain them without unreasonable cost and expense; and

          (iii) The other shareholders in the two companies that were to be acquired by Omni have not yet agreed to have their shares acquired, so the additional shares are not really needed at this time; however, since all of the 50,000,000 shares of Omni are currently issued and outstanding, Omni has determined to effect a 1 for 3 reverse split of its outstanding voting securities, while retaining the current authorized shares and par value and with appropriate adjustments in its capital accounts. As indicated below, no shareholder approval for a reverse split like this is required under the laws of the state of Utah.

          In order to effect this reverse split, a Form 10b-17 will be filed with the National Association of Securities Dealers, Inc.; a press release will be disseminated by Omni to Business Wire; and an 8-K Current Report will be filed with the Securities and Exchange Commission.

          In connection with this reverse split, I have rendered an opinion as to the ability of the Company to effect a reverse split of its issued and outstanding common stock without a meeting of its stockholders or the consent of a majority of its outstanding voting securities, that is attached hereto and incorporated herein by reference.

          The Company is planning on indicating in the 8-K Current Report referenced above that the Preliminary 14C Information Statement is being abandoned.

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          If you have any further questions or comments please contact me at your earliest convenience; Omni would like to accomplish the foregoing no later than Tuesday, October 18, 2005.


                              Yours very sincerely,


                         /s/Leonard W. Burningham
                              Leonard W. Burningham


cc:       Arthur Lyons
          Omni Medical Holdings, Inc.

                      Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com

Omni Medical Holdings, Inc.
1257 Lake Plaza Drive, Ste. 219
Colorado Springs, Colorado 80906

Re:       Reverse split of the shares of common stock of Omni
          Medical Holdings, Inc., a Utah corporation (the
          "Company")

Gentlemen:

          I have been retained to render an opinion as to the ability of a Utah corporation to effect a reverse split of its issued and outstanding common stock without a meeting of its stockholders or the consent of a majority of its outstanding voting securities.

          I understand that this reverse split will be accomplished by resolution of the Board of Directors without the creation of fractional shares, and this opinion is premised on these facts. In my opinion, this action would follow the legal precedent of Seed Products International, Inc.
v. Owen, 768 P.2d 973 (Utah App. 1989) ("Owen").

          In Owen, the Utah Court of Appeals discussed the types of corporate actions for which an amendment to the corporation's Articles of Incorporation must be filed. The court relied on the long-standing precedent of Jackson v. Crown Point Mining Co., 59 P. 238 (1899), in which the Utah Supreme Court held that an amendment to a corporation's Articles of Incorporation needs to be filed only in cases of "fundamental corporate changes, i.e., those that alter the character of a corporation, add or diminish the scope of its powers, or violate state policy." 768 P.2d at 975.

          The Owen court concluded that the 20 to 1 reverse split of Seed Products' stock did not meet the "fundamentality" requirement of Jackson and that the requirement of filing an amendment to its Articles of Incorporation did not apply. 768 P.2d at 975.

          The Utah Legislature has substantially revised the Utah Business Corporation Act in the period following the issuance of the Owen decision in 1989. The Utah Revised Business Corporation Act (the "Revised Act") was promulgated in 1992, a full three years after Owen. It is thus apparent that, if the Legislature had wanted to overrule Owen through legislation, it could have done so in the Revised Act.

          The Revised Act neither imposes nor specifically denies the requirement that a corporation amend its Articles of Incorporation in connection with a reverse split of its stock. This lack of legislation three years following Owen, when it was still a fairly recent and "fresh" case, suggests that the Legislature had no desire to overrule the precedent of that case.

          Nor has Owen been overruled by the Utah courts. It remains as valid as it was when the decision was issued.

          The Revised Act does not require stockholder approval of reverse splits of a corporation's stock. Section 16-10a-1003 discusses certain corporate actions that require such approval. However, this Section is inapplicable to the Company's reverse split for two reasons: (i) it pertains only to an amendment of the Articles of Incorporation, which, as shown above, is not necessary here; and (ii) even if Section 16-10a-1003 otherwise applied to this transaction, the only reverse split-related event for which the Section requires a stockholder vote is triggered when fractional shares are created, and I understand that no fractional shares will be created here.

          Also, see Section 623 of the Revised Act, regarding share dividends, where the ABA commentators' comments regarding a "reverse" split requiring an amendment to the Articles of Incorporation were not adopted by the State of Utah.

          Please contact me if you have any questions or comments.

                              Yours very sincerely,


                              /s/Leonard W. Burningham
                              Leonard W. Burningham

LWB/sg